File No. 812-14433

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM

SECTIONS 23(a), 23(b) AND 63 OF THE ACT, AND PURSUANT TO SECTIONS 57(a)(4)

AND 57(i) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN

JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4)

MEDALLION FINANCIAL CORP.

437 Madison Avenue, 38th Floor

New York, New York 10022

(212) 328-2100

All Communications, Notices and Orders to:

Marisa T. Silverman

General Counsel

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

(212) 328-2100

Copies to:

Andrew M. Murstein

President

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

(212) 328-2100

and

James G. Silk

Partner

Willkie Farr & Gallagher LLP

1875 K Street NW

Washington, DC 20006

(202) 303-1275

December 11, 2015

Total pages 51

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of MEDALLION FINANCIAL CORP. 437 Madison Avenue 38th Floor New York, New York 10022 File No. 812-14433 Investment Company Act of 1940

AMENDMENT NO. 1 TO

APPLICATION FOR AN ORDER

PURSUANT TO SECTION 6(c)

OF THE INVESTMENT

COMPANY ACT OF 1940

GRANTING AN EXEMPTION

FROM SECTIONS 23(a), 23(b)

AND 63 OF THE ACT, AND

PURSUANT TO SECTIONS

57(a)(4) AND 57(i) OF THE ACT

AND RULE 17d-1 UNDER THE

ACT AUTHORIZING CERTAIN

JOINT TRANSACTIONS

OTHERWISE PROHIBITED BY

SECTION 57(a)(4)

The undersigned applicant, Medallion Financial Corp. (the “Company”), a closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”) hereby files this application for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the 1940 Act1 granting an exemption from Sections 23(a), 23(b) and 63 and pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 under the 1940 Act2 authorizing certain joint transactions otherwise prohibited by Section 57(a)(4). The order would permit the Company to issue restricted shares of its common stock under the 2015 Employee Restricted Stock Plan (the “Plan”) as part of the compensation packages for certain of its employees and certain employees of its wholly-owned subsidiaries.

[1]	Unless otherwise indicated, all section references herein are to the 1940 Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

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A. THE COMPANY

The Company is a specialty finance company that has a leading position in originating, acquiring and servicing loans that finance taxicab medallions and various types of commercial businesses.

The Company is a closed-end, non-diversified management investment company and has elected to be regulated as a business development company under Section 2(a)(48) of the 1940 Act.3 The Company has also elected to be treated for tax purposes as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). The investment objectives of the Company are to provide a high level of distributable income, consistent with preservation of capital, as well as long-term growth of net asset value and its stock price. The Company is managed by its executive officers under the supervision of its board of directors (the “Board” or the “Board of Directors”). The Company does not have an external investment adviser within the meaning of Section 2(a)(20) of the 1940 Act. The Company’s investment decisions are made by its executive officers under authority delegated by its Board of Directors. The common stock is admitted to quotation on the NASDAQ Global Select Market under the symbol “TAXI” (the “Common Stock”). As of March 10, 2015, there were 24,771,864 shares of Company’s Common Stock outstanding. As of that date, the Company had 151 employees, including employees of its wholly-owned subsidiaries (“Wholly-Owned Subsidiaries”).

The Company currently has an eight member Board, of whom three are considered to be “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act and five are not interested persons (the “Non-interested Directors”). The Company has six directors who are not officers or employees of the Company (the “Non-employee Directors”).

[3]

Section 2(a)(48) defines a business development company to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

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The Company was incorporated in Delaware in 1995 and commenced operations on May 29, 1996 in connection with the closing of its initial public offering (the “Offering”) and simultaneous acquisition (the “Acquisitions”) of three established finance companies. The Acquisitions and the Offering and the resulting two-tier structure were effected pursuant to an order of the Commission4 and the approval of the U.S. Small Business Administration (the “SBA”). A chart that illustrates the current organization of the Company is attached hereto as Exhibit A. The Company currently operates its business through the following three key wholly-owned consolidated subsidiaries and one wholly-owned unconsolidated portfolio company:5

1. Medallion Funding LLC (formerly known as Medallion Funding Corp.). Prior to its acquisition by the Company, Medallion Funding LLC (“MFC”) was a wholly-owned subsidiary of Tri-Magna Corporation (“Tri-Magna”) which was incorporated in New York in 1979. Tri-Magna was a closed-end, management investment company registered under the 1940 Act. Management of the Company had operated Tri-Magna and its subsidiaries since they were organized. Upon consummation of the Acquisitions on May 29, 1996, Tri-Magna was merged into the Company and MFC became a wholly-owned subsidiary of the Company. MFC is a closed-end, management investment company registered under the 1940 Act and is a Small Business Investment Company (“SBIC”) licensed by the SBA. Operating primarily in New York City, MFC is a well-established medallion lender and has diversified its operations by developing a division that originates commercial loans financing small businesses outside of the taxicab industry.

[4]	Medallion Financial Corp., Investment Company Act Release Nos. 21915 (Apr. 24, 1996) (notice) and 21969 (May 21, 1996) (order).
[5]

The Company also conducts business through its asset-based lending division, Medallion Business Credit, an originator of loans to small businesses for the purpose of financing inventory and receivables, which prior to December 31, 2007, was a wholly-owned investment company subsidiary. On December 31, 2007, Medallion Business Credit was merged into the Company and ceased to exist as a separate legal entity.

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2. Medallion Capital, Inc. On June 16, 1998, the Company completed the acquisition of Capital Dimensions, Inc. (“CDI”) a Specialized Small Business Investment Company (“SSBIC”) lender, headquartered in Minneapolis, Minnesota. CDI was subsequently renamed Medallion Capital, Inc. (“Medallion Capital”). The charter was subsequently amended to convert Medallion Capital from a SSBIC to a SBIC. Medallion Capital focuses on mezzanine and sub-debt lending.

3. Freshstart Venture Capital Corp. On October 2, 2000, the Company acquired Freshstart Venture Capital Corp., a New York corporation (“Freshstart”). Freshstart was incorporated on March 4, 1982 and is an SBIC which originates and services taxicab medallion and commercial loans.

4. Medallion Bank. On May 16, 2002, the Company formed Medallion Bank, a Utah industrial bank regulated by the Federal Deposit Insurance Corporation (the “FDIC”) and the Utah Department of Financial Institutions. Medallion Bank commenced operations on October 21, 2003 after receiving approval from the FDIC for federal deposit insurance on October 2, 2003 and approval of its banking charter from the Utah Department of Financial Institutions on October 9, 2003. Medallion Bank originates taxicab medallion, commercial and recreational vehicle, boat, motorcycle, horse trailer and small scale home improvement consumer loans, raises deposits and conducts other banking activities.6

[6]	The Company also conducts business through a wholly-owned portfolio company, Medallion Servicing Corporation, which provides loan services to Medallion Bank. Medallion Bank assigned all of its loan servicing rights, which consist of taxi medallion and commercial loans originated by Medallion Bank to Medallion Servicing Corporation and bills and collects the related service fee income from Medallion Bank.

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The Company has formed various other directly and indirectly Wholly-Owned Subsidiaries to facilitate the operations of its main operating entities described above, including Wholly-Owned Subsidiaries that were formed to hold assets incident to the Company’s ordinary course of business.

At December 31, 2014, approximately $677,155,000, or 52% of the Company’s managed net investment portfolio was comprised of managed medallion loans and approximately $114,404,000, or 9%, was comprised of other managed commercial loans. Consumer loans originated by Medallion Bank in the amount of $472,547,000 comprised 36% of the Company’s managed net investment portfolio.

B. THE COMPANY’S CURRENT INCENTIVE COMPENSATION

The Company has a discretionary bonus plan, discretionary contributions to the employee 401(k) plan, and three equity-based compensation plans, the 2006 Employee Stock Option Plan (the “2006 Employee Plan”), the 2009 Employee Restricted Stock Plan (the “2009 Employee Plan”) and the Amended and Restated 2006 Non-Employee Director Stock Option Plan (the “2006 Amended Director Plan”). The Company does not have a profit-sharing plan within the meaning of Section 57(n).

Bonus Program

The Company pays discretionary cash bonus awards to its employees annually. The Company’s bonus program (the “Program”) is not a profit sharing plan for purposes of Section 57(a)(4) because the compensation paid to participating employees under it is not based on the Company’s profitability. Thus, the amount a participant will receive each year under the

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Program will not be tied to the Company’s gross or net income, or any other indicia of the Company’s overall financial performance. Rather, awards under the Program are discretionary cash bonus awards based on the individual performance of the recipient. The total amount of awards made annually varies at the discretion of the Compensation Committee of the Board, which is comprised solely of the Non-interested Directors (the “Committee”), depending on the Company’s performance and other factors that the Committee deems appropriate. The Committee approves the total amount of the annual award and the specific bonus amounts to be paid to all senior executive officers. For the years ended December 31, 2014, 2013 and 2012 the Company recognized expense of $4.1 million, $2.8 million and $2.0 million, respectively, in connection with the Program.

Discretionary Contributions to 401(k)

The Company maintains a 401(k) plan for the benefit of its employees. The plan is operated through a third-party administrator and an investment in the Company’s stock is not currently an investment alternative under the plan. The Company has no intention of allowing its stock to be an investment alternative under its 401(k) plan. The Company makes matching contributions to each participant’s plan account of up to one-third of the first 6% of each participant’s annual contributions. For the years ended December 31, 2014, 2013 and 2012, the Company recognized expense of $0.2 million, $0.2 million and $0.1 million, respectively, in connection with this plan.

Equity-Based Compensation Plans

The Company has three equity-based compensation plans: the 2006 Employee Plan, the 2009 Employee Plan and the 2006 Amended Director Plan.

The 2006 Employee Plan was approved by the Company’s Board on February 15, 2006, and by the Company’s stockholders at the annual meeting of stockholders held on June 16, 2006.

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It was adopted to attract and retain key employees, to provide an incentive for them to achieve long-range performance goals and to enable them to participate in the Company’s long-term growth. Officers and employees, including employee directors, are currently eligible to receive stock options under the 2006 Employee Plan. The aggregate number of shares of the Company’s Common Stock that is available for issuance under the 2006 Employee Plan is 800,000 shares of Common Stock. If awards under the 2006 Employee Plan are forfeited or terminate before being exercised, then the shares underlying those awards will again become available for awards under the 2006 Employee Plan. Options granted under the 2006 Employee Plan may be exercised for a period of no more than ten years from the date of grant. Employees of the Company and its Wholly-Owned Subsidiaries are eligible to participate in the 2006 Employee Plan. The maximum number of shares that may be covered by options granted under the 2006 Employee Plan for a single participant is 125,000. Unless sooner terminated by the Board, the 2006 Employee Plan will terminate on February 15, 2016, and no additional awards may be made under the 2006 Employee Plan after that date. The Board may not materially increase the number of shares authorized under the 2006 Employee Plan or materially increase the benefits accruing to participants under the 2006 Employee Plan without the approval of the stockholders of the Company. Non-employee Directors are not eligible to receive stock options under the 2006 Employee Plan.

The 2009 Employee Plan was approved by the Company’s Board on April 16, 2009, and by the Company’s stockholders at the annual meeting of stockholders held on June 11, 2010. It was adopted to enable the Company to offer its employees and potential employees compensation packages that are competitive with those offered by its competitors and other investment management businesses, which enhanced the ability of the Company and its Wholly-

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Owned Subsidiaries to hire and retain key senior management and other key personnel. Employees of the Company or its Wholly-Owned Subsidiaries are currently eligible to receive restricted stock under the 2009 Employee Plan. The aggregate number of shares of the Company’s Common Stock that is available for issuance under the 2009 Employee Plan is 800,000 shares of Common Stock. The maximum number of shares that may be granted under the 2009 Employee Plan for a single participant is 200,000. Unless sooner terminated by the Board, the 2009 Employee Plan will terminate when all shares authorized have been delivered and the forfeiture restrictions on all awards have lapsed. No future issuance of grants are permitted under the 2009 Employee Plan as of June 11, 2015. The Board may not materially increase the number of shares authorized under the 2009 Employee Plan or materially increase the benefits accruing to participants under the 2009 Employee Plan without the approval of the stockholders of the Company. Non-employee Directors are not eligible to receive restricted stock under the 2009 Employee Plan.

The 2006 Amended Director Plan was approved by the Company’s Board on April 16, 2009, and by the Company’s stockholders at the annual meeting of stockholders held on June 5, 2009. It was adopted to assist the Company in attracting and retaining qualified persons to serve on the Board of the Company and to encourage ownership of stock of the Company by such directors to provide additional incentives to promote the success of the Company. Current and future directors that are not employees or officers of the Company are currently eligible to receive stock options under the 2006 Amended Director Plan. The aggregate number of shares which may be optioned under the 2006 Amended Director Plan is 200,000. If an option expires or terminates for any reason without having been fully exercised, the unissued shares which had been subject to such option shall become available for the grant of additional options. Options

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granted under the 2006 Amended Director Plan may be exercised for a period of no more than ten years from the date of grant. The 2006 Amended Director Plan will expire on February 15, 2016. The Board may not materially increase the number of shares authorized under the 2006 Amended Director Plan or materially increase the benefits accruing to participants under the 2006 Amended Director Plan without the approval of the stockholders of the Company. Officers and employees, including employee directors, are not eligible to receive stock options under the 2006 Amended Director Plan.

C. REASON FOR REQUEST

Compensation Practices in the Asset Management Industry

The Company believes that, because the market for superior investment professionals is highly competitive, the Company’s successful performance depends on its ability to offer fair compensation packages to its professionals that are competitive with those offered by other investment management businesses. While the Company recognizes that employee retention is critical for all companies, the Company also believes that the highly specialized nature of its business, the competitiveness of its market and the small size of its employee base relative to its assets and revenue make employee retention even more critical for the Company. In that regard, the ability to offer equity-based compensation to its professionals, which both aligns employee behavior with stockholder interests and provides a retention tool, is vital to the Company’s future growth and success.

The Company wishes to adopt the Plan providing for the periodic issuance of shares of restricted stock (i.e., stock that, at the time of issuance, is subject to certain forfeiture restrictions and thus is restricted as to its transferability until such forfeiture restrictions have lapsed) (the “Restricted Stock”), for its employees, officers and employees of its Wholly-Owned Subsidiaries

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(each a “Participant” and collectively the “Participants”).7 The Plan would enable the Company to offer the Participants compensation packages that are competitive with those offered by its competitors and other investment management businesses, which would enhance the ability of the Company and its Wholly-Owned Subsidiaries to hire and retain key senior management and other key personnel. Ultimately, the ability of the Company to (1) identify investment opportunities in the marketplace, (2) make successful investments in and loans to its portfolio companies, and (3) provide managerial assistance to its portfolio companies, is highly dependent upon the abilities, performance records and reputations of its personnel.

Use of Restricted Stock

The Company believes that the particular characteristics of its business, the dependence the Company has on key personnel to conduct its business effectively and the highly competitive environment that it operates in require the use of equity-based compensation for its personnel. Retention and recruitment of the best people is vital to the future success and growth of the Company’s business and is in the best interests of the Company’s stockholders. Appropriate compensation plans that support the company’s objectives and align the interests of stockholders and employees are essential to long term success in the investment business in general and critical to the Company’s business in particular. Most of the leading asset management, private equity and commercial finance firms in the United States provide equity-based compensation in one form or another.

[7]	The Company requests that the order also permit the grant of Restricted Stock to any person who has been offered employment by the Company or its Wholly-Owned Subsidiaries; provided that such prospective Employee may not receive any payment relating to an award until such person has commenced employment with the Company or its Wholly-Owned Subsidiaries.

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The Company believes that Restricted Stock offers an attractive form of equity-based compensation for certain employees. Relative to other forms of equity-based compensation, Restricted Stock will allow the Company to (1) develop superior alignment in business plan, stockholder interests and employee interests, (2) manage dilution associated with equity-based compensation, and (3) match the return expectations of the business more closely with its equity-based compensation plan. Certain employees may also be prohibited from receiving certain other forms of equity-based compensation. The Company believes the Restricted Stock will have a clear and meaningful benefit to its stockholders and its business prospects that supports approval of this application.

Developing Alignment in Business Plan, Stockholder Interests and Employee Interests

Alignment of a company’s business plans, its stockholders expectations and its employee compensation is an essential component of long term business success. Long-term business success is in the interest of the Company’s stockholders and employees. The Company typically makes longer-term investments in privately held businesses. Its business plan involves taking on investment risk over an extended period of time and a premium is placed on its ability to maintain stability of net asset values and continuity of earnings to pass through to its stockholders in the form of a recurring dividend. The Company’s strategy is to generate income from its portfolio of investments in the debt and equity securities of its customers. This income supports the payment of a quarterly dividend to the Company’s stockholders equal to or greater than 98% of the Company’s taxable income. As a taxpayer that elects to be regulated as a RIC under Subchapter M of the Code, the Company is required to pay out 90% of its annual taxable income to maintain its tax advantaged status and 98% of its annual taxable income to avoid non-deductible excise taxes. This “pass through” configuration means that, assuming the company

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performs successfully, the shares of the Company’s Common Stock will appreciate modestly if at all over time since earnings are distributed currently and not accumulated. Rather, the primary return for the Company’s stockholders is in the form of current income through the payment of dividends rather than capital appreciation through a rising stock price. This recurring payout requires a methodical asset acquisition approach and active monitoring and management of the investment portfolio over time. A meaningful part of the Company’s employee base is dedicated to the maintenance of asset values and expansion of this recurring revenue to support and grow dividends.

Since the Company’s initial public offering in 1996, it has paid/declared distributions in excess of $249,000,000 or $13.31 per share. For the year ended December 31, 2014, the Company paid $0.95 per share to its stockholders, of which $0.59 per share was paid from ordinary income, $0.00 per share was paid from capital gains and $0.36 per share was treated as a return of capital for federal income tax purposes. For the year ended December 31, 2013, the Company paid $0.89 per share to its stockholders, of which $0.49 per share was paid from ordinary income, $0.00 per share was paid from capital gains and $0.40 per share was treated as a return of capital for federal income tax purposes. For the year ended December 31, 2012, the Company paid $0.83 per share to its stockholders, of which $0.39 per share was paid from ordinary income, $0.00 per share was paid from capital gains and $0.44 per share was treated as a return of capital for federal income tax purposes.

The implications of the Company’s business model, as described above, on the attractiveness of using Restricted Stock are relatively clear. Restricted Stock has intrinsic value that may not be offered through other forms of equity-based compensation. Holders of Restricted Stock, over time, become owners of the stock with a vested interest in value

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maintenance and, importantly in the Company’s case, the income stream and stock appreciation. These interests are completely aligned with those of the Company’s stockholders. Stock option holders, by way of comparison, only earn compensation if the stock price increases and do not benefit from dividends or valuation protection, two concepts that have high priority for the Company’s stockholders. Stock options are arguably less effective for the Company in terms of motivating behaviors consistent with the business objectives of moderate appreciation and stable and growing dividends, in part because the 1940 Act does not provide a mechanism for business development companies to adjust the exercise price of a stock option when a dividend is issued or to issue dividend equivalent rights in order to align the interests of an option holder with those of a stockholder.

Managing Dilution

Dilution is an important consideration for stockholders, and Restricted Stock is inherently less dilutive and more predictable than other common forms of equity-based compensation, such as stock options. Because Restricted Stock has intrinsic value, it takes fewer shares of restricted stock to generate a similar level of economic benefit to employees. This is particularly true given the high level of dividend statutorily embedded in the Company’s business model and regulatory structure, which does not accrue to the benefit of the option holder. In other words, the Company believes that the number of shares of Restricted Stock that it will grant will be less than the number of shares that would be subject to option were the Company to offer equivalent economic incentives through its stock option plans.

Matching Return Expectations

Restricted Stock motivates behavior that is consistent with the type of return expectations that the Company has established for its stockholders. The Company’s strategy is to originate

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high quality, long-term assets and to support the risk management activity of its portfolio companies over a long period of time. Further, the Company’s business plan is to execute a methodical and conservative accumulation of assets that have a risk-based pricing premium relative to similar securities. To this end, Restricted Stock places more value on the quality of originated assets over the quantity of originated assets, and thus, Restricted Stock is an attractive compensation tool for the Company to align employee interests with stockholder interests. Shares of Restricted Stock that vest over time or are based upon performance targets will allow the Company to set objectives and provide meaningful rewards over time to employees who effectuate the targeted outcome of income and principal stability.

Limitations on the Receipt of Other Forms of Equity-Based Compensation

Certain regulations to which the Company is subject or in the future may become subject may limit the ability of the Company to offer certain forms of equity-based compensation to certain employees.

The Company’s management and the Board, including the Committee, have considered each of the factors discussed above and believe that the issuance of Restricted Stock as a form of equity-based compensation is in the best interest of the Company’s stockholders, employees and business.

D. THE 2015 EMPLOYEE RESTRICTED STOCK PLAN

The Plan, a copy of which is attached to this Application as Exhibit B, authorizes the issuance of shares of Restricted Stock subject to certain forfeiture restrictions. The Plan will make Restricted Stock grants available to all employees of the Company or its Wholly-Owned Subsidiaries at the sole discretion of the Board, with each issuance of Restricted Stock to a Participant subject to approval of the required majority, as defined in Section 57(o) of the 1940

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Act, of the Company’s directors. The restrictions on the Restricted Stock may relate to continued employment or service on the Board, as the case may be, achievement of specified performance objectives or other restrictions deemed by the Committee from time to time to be appropriate and in the best interests of the Company and its stockholders. The Restricted Stock will be subject to restrictions on transferability and other restrictions as required by the Committee from time to time. Except to the extent restricted under the terms of the Plan, a Participant granted Restricted Stock will have all the rights of any other stockholder, including the right to vote the Restricted Stock and the right to receive dividends. During the restriction period (i.e., prior to the lapse of applicable forfeiture restrictions), the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant. Unless otherwise provided for in a Participant’s employment agreement or as the Board may determine in its discretion, upon termination of a Participant’s service with the Company or its Wholly-Owned Subsidiaries, any then unvested shares of Restricted Stock and any withheld dividends in respect thereof shall be forfeited.

The total number of shares of Restricted Stock that may be awarded under the Plan shall not exceed 700,000 shares of Common Stock of the Company. In addition, the maximum amount of Restricted Stock that may be issued under the Plan will be 10% of the outstanding shares of common stock of the Company on the effective date of the Plan plus 10% of the number of shares of the Company’s common stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plan.8 The total number of shares that may be outstanding pursuant to awards under all of the Company’s compensation plans shall

[8]

For purposes of calculating compliance with this limit, the Company will count as Restricted Stock all shares of the Company’s common stock that are issued pursuant to the Plan less any shares that are forfeited back to the Company and cancelled as a result of forfeiture restrictions not lapsing.

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not exceed ten percent (10%) of the total number of shares authorized and outstanding at any time. The Plan limits the total number of shares that may be awarded to any single Participant in a fiscal year to 200,000 shares. In addition, no Restricted Stock Participant may be granted more than 25% of the shares reserved for issuance under the Plan.

Each issuance of Restricted Stock under the Plan will be approved by the required majority, as defined in Section 57(o) of the 1940 Act,9 of the Company’s directors on the basis that the issuance is in the best interests of the Company and its stockholders. The date on which the required majority, as defined in Section 57(o) of the 1940 Act, approves an issuance of Restricted Stock will be deemed the date on which the subject Restricted Stock is granted.

The Plan will be administered by the Committee, which, upon approval of the required majority, as defined in Section 57(o) of the 1940 Act, of the Board, will award shares of Restricted Stock to the Participants from time to time as part of the Participants’ compensation based on a Participant’s actual or expected performance and value to the Company. All shares granted to a Participant under the Plan will be governed by an award agreement. The agreement documenting each award of shares of Restricted Stock shall contain such terms and conditions as the Committee from time to time shall deem advisable, including, but not limited to, the number of shares subject to the award, the vesting conditions and forfeiture restrictions, the lapse of which may be based on continued service to the Company or its Wholly-Owned Subsidiaries and/or the achievement of specified performance objectives. The Committee will have the general responsibility to ensure that the Plan is operated in a manner that best serves the interests of the Company and its stockholders. All compensation decisions made by the Committee will be evidenced in the minutes of the Committee meetings at which such decisions occur.

[9]

The term “required majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a business development company’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

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The Plan has been approved by the Committee, as well as the Board, including the required majority as defined in Section 57(o) of the 1940 Act. The Board, including the required majority as defined in Section 57(o) of the 1940 Act, found that an appropriate compensation plan involving the issuance of Restricted Stock that supports the Company’s objectives and aligns the interests of stockholders and employees is essential to long-term success in the investment business in general and critical to the Company’s business in particular and will have a clear and meaningful benefit to the Company and its stockholders. The Board, including the required majority as defined in Section 57(o) of the 1940 Act, also found that the issuance of Restricted Stock will allow the Company to align its business plan, stockholder interests and employee interests based on the nature of the Company’s business as well as the characteristics of Restricted Stock. Issuance of Restricted Stock will allow the Company’s employees to become owners of the stock with a vested interest in value maintenance, income stream and stock appreciation, which interests align with those of the Company’s stockholders. The Board, including the required majority as defined in Section 57(o) of the 1940 Act, considered, among other things, the impact of Restricted Stock grants on outside stockholders, including the impact of dilution that the Plan would have with the limit on outstanding Restricted Stock of 10% of the Company’s outstanding Common Stock. The Plan will be submitted for approval to the Company’s stockholders, and will become effective upon such approval, subject to and following receipt of the order.

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The Plan, except as otherwise noted herein, will operate in a manner identical to the operation of the 2009 Employee Plan that is the subject of the prior order received by the Company.

E. APPLICABLE LAW AND NEED FOR RELIEF

Under Section 63 of the 1940 Act, the provisions of Section 23(a) generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities are made applicable to business development companies. This provision would prohibit the issuance of Restricted Stock as a part of the Plan.

Section 23(b) prohibits a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock’s current net asset value, except with the consent of a majority of the company’s common stockholders at the time of issuance or under certain other enumerated circumstances not applicable to the subject of this Application. Section 63(2) provides that, notwithstanding Section 23(b), a business development company may sell any common stock of which it is the issuer at a price below the current net asset value of such stock and may sell warrants, options or rights to acquire any such common stock at a price below the current net asset value of such stock if, generally (1) a majority of the business development company’s outstanding voting securities, and the holders of a majority of the business development company’s voting securities who are not interested persons of the business development company, approved the business development company’s policy and practice of making such sales of securities at the last annual meeting of stockholders within one year immediately prior to any such sale, (2) a required majority, as defined in Section 57(o) of the 1940 Act, of the business development company’s directors, have determined that such sale would be in the best interests of the business development company and its stockholders, and (3)

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a required majority, as defined in Section 57(o) of the 1940 Act, of the business development company’s directors, have determined immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities.

Because Restricted Stock that would be granted under the Plan would not meet the terms of Section 63(2), Sections 23(b) and 63 would prevent the issuance of the Restricted Stock.

Section 57(a) proscribes certain transactions between a business development company and persons related to the business development company in the manner described in Section 57(b) (“57(b) persons”), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the business development company is a joint participant absent an order. Rule 17d-1 is made applicable to business development companies by Section 57(i). Rule 17d-1 proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” which includes, pursuant to paragraph 17d-1(c), a stock option or purchase plan. Employees and directors of a business development company are 57(b) persons. Thus, although a compensation plan involving grants of Restricted Stock is not specifically covered by Section 57(a)(4) or Rule 17d-1, the grants of shares of Restricted Stock pursuant to the Plan could be deemed to involve a joint transaction involving a business development company and a 57(b) person in contravention of Section 57(a)(4).

Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provision of the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

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Section 57(a)(4) and Rule 17d-1, made applicable to business development companies by Section 57(i), provide that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the business development company in such enterprise, arrangement or plan is consistent with the policies and purposes of the 1940 Act, and (ii)  the extent to which such participation is on a basis different from or less advantageous than that of other participants.

F. REQUESTED ORDER

The Company requests an order of the Commission pursuant to Section 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act, and pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) to permit the Company to grant shares of Restricted Stock pursuant to the Plan. The Company asks that the order apply also to any future officers and employees of the Company and future employees of the Company’s Wholly-Owned Subsidiaries that are eligible to receive Restricted Stock under the Plan. Additionally, to the extent that the Company creates or acquires additional Wholly-Owned Subsidiaries, and to the extent that such future Wholly-Owned Subsidiaries have employees to whom the relief requested herein would otherwise apply, the Company asks that such relief, if granted, be extended to such employees of any future Wholly-Owned Subsidiaries.

G. THE COMPANY’S LEGAL ARGUMENTS

The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies, SBICs and business development

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companies, to offer their employees equity-based compensation. The Company believes that its ability to offer equity-based compensation in the form of the Restricted Stock is necessary for the Company and its Wholly-Owned Subsidiaries to attract and retain management talent and align that talent with its stockholders. Thus, the Company believes that its request for an order is consistent with the policies underlying the provisions of the 1940 Act permitting the use of equity compensation by business development companies as well as prior exemptive relief granted by the Commission.

Similarity to Issuances Currently Permitted under the 1940 Act for Employees

Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel in the Small Business Investment Incentive Act of 1980 (the “1980 Amendments”). The 1980 Amendments permit business development companies to issue to their officers, employees and general partners warrants, options and rights to purchase voting securities of such companies pursuant to executive compensation plans as long as such company complied with certain conditions.10 The Company believes that the issuance of Restricted Stock to employees of the Company and its Wholly-Owned Subsidiaries, for purposes of investor protection under the 1940 Act, is substantially similar to what is currently permitted under Section 61. For reasons that are unclear, Section 61 and its legislative history do not address the issuance by a business development company of restricted stock as incentive compensation.

The Company is not aware of any specific discussion in the legislative history of the 1980 Amendments regarding the use of direct grants of stock as incentive compensation; however, the legislative history recognizes the crucial role that equity-based compensation

[10]	See Section 61(a)(3).

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played in the operation of a private equity fund and its ability to attract and retain employees. Congress endowed business development companies with the ability to issue derivative securities in order to ensure that business development companies would be able to compete for skilled personnel in light of compensation practices as they existed in 1980. In the late 1970s direct grants of stock were not a widely used form of compensation. In fact, publications in the late 1970s indicate that it was stock options – which the 1980 Amendments made permissible for use by business development companies – that were the most widely used types of incentive compensation.11

Prior Commission Orders Relating to Employee Compensation

Orders Relating to Use of Equity-Based Compensation by Business Development Companies

MCG Capital Corporation. On April 4, 2006, the Commission issued an order granting MCG Capital Corporation (“MCG”) relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “MCG Order”). The MCG Order permits MCG, a business development company, to issue restricted stock pursuant to its equity-based employee and director compensation plans.12

Hercules Technology Growth Capital, Inc. On May 23, 2007, the Commission issued an order granting Hercules Technology Growth Capital, Inc. (“Hercules”) relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Hercules Order”). The Hercules order permits Hercules, a business development company, to issue restricted stock pursuant to its equity-based employee and director compensation plans.13

[11]	See “Successors to the Qualified Stock Option” Harvard Business Review (Jan./Feb. 1978) stating: “Stock options predominate among the long-term incentives for executives” and “Restricted stock, once widely used in executive compensation, declined in popularity after the 1969 tax law changes and is now a rarity.” See also “Annual Survey of Executive Compensation” Business Week (May 14, 1979) stating: “Most companies still use stock option grants and appreciation rights as their predominant incentives.”
[12]	See MCG Capital Corporation, Investment Company Act Release No. 27280 (Apr. 4, 2006).
[13]	See Hercules Technology Growth Capital, Inc., Investment Company Act Release No. 27838 (May 23, 2007).

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Kohlberg Capital Corporation. On March 24, 2008, the Commission issued an order granting Kohlberg Capital Corporation (“Kohlberg”) relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Kohlberg Order”). The Kohlberg Order permits Kohlberg to issue restricted stock pursuant to its equity-based incentive plans.14

Medallion Financial Corp. On April 26, 2010, the Commission issued an order granting the Company relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Medallion Order”). The Medallion Order permits the Company to issue restricted stock pursuant to its equity-based incentive plans.15 The Plan, except as otherwise noted herein, will operate in a manner identical to the operation of the 2009 Employee Plan that is the subject of the Medallion Order.

Harris & Harris Group, Inc. On April 3, 2012, the Commission issued an order granting Harris & Harris Group, Inc. (“Harris & Harris”) relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Harris & Harris Order”). The Harris & Harris Order permits Harris & Harris to issue restricted stock pursuant to its equity-based incentive plan.16

[14]	See Kohlberg Capital Corporation, Investment Company Act Release No. 28199 (Mar. 24, 2008).
[15]	See Medallion Financial Corp., Investment Company Act Release No. 29258 (Apr. 26, 2010).
[16]	See Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (Apr. 3, 2012).

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Orders Relating to Use of Equity-Based Compensation by Internally-Managed Closed-End Investment Companies

The important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally-managed closed-end investment companies.

Baker, Fentress & Company and Adams Express Company, et. al. In 1998, the Commission issued an order granting Baker, Fentress & Company (“Baker Fentress”) exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. In 2005, the Commission issued a similar order granting Adams Express Company and Petroleum and Resources Corporation (“Adams Express”) exemptive relief from Sections 17(d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. These orders permitted the companies to implement broad equity-based compensation plans that included the issuance of restricted stock to their employees.17

Bando McGlocklin Capital Corporation. The Commission’s recognition of the importance to internally-managed, closed-end registered investment companies of the ability to offer equity-based incentive compensation is further evidenced by its grant of exemptive relief to Bando McGlocklin Capital Corporation. There, relief was granted from Sections 17(d), 18(d) and 23(a), (b) and (c) of the 1940 Act and the rules thereunder to the extent necessary to permit it to offer its key employees incentive stock options within the meaning of Section 422 of the Code.18

[17]	See Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998) (the “Baker Fentress Order”) and Adams Express Company, et. al., Investment Company Act Release No. 26780 (Mar. 8, 2005) (the “Adams Express Order”). The Company notes that, in each of their respective applications, Adams Express and Baker Fentress cited the legislative history of the 1980 Amendments as standing for the idea that Congress had recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel. Both Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock. Baker Fentress and Adams Express were also granted relief to issue stock options to their non-employee directors.
[18]	See Bando McGlocklin Capital Corporation, Investment Company Act Release Nos. 17837 (Nov. 1, 1990) and 17879 (Nov. 27, 1990) (the “Bando McGlocklin Order”).

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APTIF. In 1985, the Commission granted an order to the Association of Publicly Traded Investment Funds (“APTIF”) exempting its members (“Members”), which were neither SBICs nor business development companies, from the provisions of Sections 17(d), 18(d) and 23(a), (b) and (c) of the 1940 Act and the rules thereunder to the extent necessary to permit Members to offer their employees, including certain employees of their Wholly-Owned Subsidiaries, equity compensation in the form of stock options and stock appreciation rights (the “APTIF Order”).19 The Commission subsequently amended the APTIF Order to permit Members to adopt retirement plans qualified under Section 401(a) of the Code as well as the stock incentive plans authorized by the APTIF Order.20

Although each of the plans permitted under the Adams Express Order, Baker Fentress Order, the Bando McGlocklin Order and the APTIF Order provides a distinct method of providing for equity-based compensation, the fundamental purpose of each is similar – awarding individuals equity-based compensation for competitive purposes – and each was deemed ultimately to benefit the stockholders of the underlying investment company. Importantly, relief in each of the above cases was granted to closed-end funds that had not elected business development company status and, thus, were not within the class of entities that, like the Company, Congress had determined should be allowed to issue equity compensation to officers, employees and directors.

[19]	Association of Publicly Traded Investment Funds, Investment Company Act Release Nos. 14541 (May 28, 1985) and 14594 (June 21, 1985).
[20]	See Association of Publicly Traded Investment Funds, Investment Company Act Release Nos. 15439 (Nov. 26, 1986) and 15496 (Dec. 23, 1986).

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Orders Relating to Use of Equity-Based Compensation by SBICs

Even before the APTIF Order, the Commission recognized the important role that stock options can play in attracting and retaining qualified personnel with respect to SBICs. In 1971, the Commission granted an exemption under Section 6(c) to permit SBICs registered under the 1940 Act as closed-end investment companies to issue “qualified” stock options (the predecessors of incentive stock options) to their employees.21 In taking this action, the Commission acknowledged the claims of the applicant, the National Association of Small Business Investment Companies (“NASBIC”), that stock options were a widely used form of management compensation and that the inability of registered SBICs to offer such options had placed them at a competitive disadvantage in the personnel market and was responsible, in part, for their inability in certain instances to attract and retain high level officers, thereby imposing a serious burden upon registered SBICs. The NASBIC Order was subject to the limitation that such options qualify under Section 422 of the Code as in effect at the time (“former Section 422”) and was further conditioned on adoption by the Small Business Administration (the “SBA”) of regulations satisfactory to the Commission with respect to such qualified options. The NASBIC Order became effective on August 1, 1972, following the SBA’s adoption of appropriate regulations with respect to SBICs’ issuance of qualified stock options.22

[21]	See National Association of Small Business Investment Companies, Investment Company Act Release No. 6523 (May 14, 1971) (the “NASBIC Order”). The NASBIC Order exempted stock options granted by SBICs from the provisions of Sections 18, 19 and 23 of the 1940 Act. Because a question remained as to whether an SBIC seeking to rely on the NASBIC Order had to file an application for an order under Rule 17d-1, the Commission promulgated Rule 17d-1(d)(4) in 1974 to permit the grant of such options without a prior Commission order. See Adoption of Amendment to Rule 17d-1 Under the Investment Company Act of 1940 Exempting Certain Transactions Involving Registered Investment Companies, including SBIC Stock Option Plans, from the Application Requirements of the Rule, Investment Company Act Release No. 8542 (Oct. 15, 1974).
[22]	National Association of Small Business Investment Companies, Investment Company Act Release No. 7284 (July 20, 1972).

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Standards for Exemption Under Section 6(c)

Section 6(c), which governs the Company’s request for exemptive relief from Sections 23 and 63, provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act’s policy and provisions.

Necessary or Appropriate in the Public Interest

As indicated above, both the Commission and Congress have long recognized the importance of equity-based compensation in attracting and retaining qualified personnel. The Company submits that maintaining the ability of a business development company that identifies, invests in and actively works with small- and medium-sized growth oriented companies to attract and retain highly qualified personnel is in the public interest, including the interests of the Company’s stockholders. The Company and its Wholly-Owned Subsidiaries compete for talented personnel primarily with banks, private equity funds and other financial services companies that are not investment companies registered under the 1940 Act. These organizations are able to offer all types of equity-based compensation to their employees and directors, including Restricted Stock, and, therefore, have an advantage over the Company and its Wholly-Owned Subsidiaries in attracting and retaining highly qualified personnel. For the

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Company and its Wholly-Owned Subsidiaries to compete on a more equal basis with such organizations, they must be able to attract and retain talented personnel and offer them comparable compensation packages. These professionals, the Company suggests, in turn are likely to increase the Company’s performance and stockholder value.

The Plan will allow the Company to competitively compensate its personnel while also aligning the interests of its personnel with the success of the Company and the interests of its stockholders and preserving cash for further investment.

Consistency with the Protection of Investors

Investors will be protected to at least the same extent that they are currently protected under Section 61(a)(3). The Plan has been approved by the Board in accordance with Section 61(a)(3)(A)(iv), and, subject to and following receipt of the order, the Plan will be submitted to the Company’s stockholders for their approval or disapproval. The proxy statement submitted to the Company’s stockholders will contain a concise “plain English” description of the Plan. If the Plan is not approved by the Company’s stockholders, it will not be implemented. Thus, the Company’s stockholders will have the opportunity to decide for themselves whether the prospective benefits offered by the Plan are worth the dilution that will result from the Plan’s operation. The Company is subject to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies relating to the accounting for and disclosure of the Restricted Stock, and the Securities Exchange Act of 1934 (the “Exchange Act”) requirements relating to executive compensation disclosure.

Based on the manner in which the Plan will be administered, the Plan will be no more dilutive than if the Company were to issue stock options, as is permitted by Section 61(a)(3). As stated above, it is anticipated that the Committee, subject to approval of the required majority, as

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defined in Section 57(o) of the 1940 Act, of the Board, generally will grant awards based on a value determined to be appropriate for a particular employee at the time of the award. Since it takes fewer shares of Restricted Stock, as compared with stock options, to compensate an employee at the same level, the number of shares of Restricted Stock awarded would be fewer than the number of shares on which an employee would have to be given an option. Furthermore, there is a limit on the number of shares that the Company will issue under the Plan. The Company has agreed that the maximum amount of Restricted Stock that may be issued under the Plan will be 10% of the outstanding shares of common stock of the Company on the effective date of the Plan plus 10% of the number of shares of the Company’s common stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plan. The Company acknowledges that, while awards granted under the Plan would have a dilutive effect on the stockholders’ equity in the Company, that effect would be outweighed by the anticipated benefits of the Plan to the Company and its stockholders.

Section 61(a)(3) provides that the amount of voting securities that would result from the exercise of all of a business development company’s outstanding warrants, options or rights, at the time of issuance, may not exceed 25% of the outstanding voting securities of such business development company, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options and rights issued to such business development company’s directors, officers and employees, would exceed 15% of the outstanding voting securities of such business development company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, at the time of issuance shall not exceed 20% of the outstanding voting securities of such business development company. Under the Plan, the maximum amount of Restricted Stock that may be issued will be

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10% of the outstanding shares of common stock of the Company on the effective date of the Plan, plus 10% of the number of shares of the Company’s common stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plan. For purposes of determining the Company’s compliance with the limits in Section 61(a)(3) of the 1940 Act, the Company will treat Restricted Stock issued under the Plan as voting securities that would result from the exercise of all outstanding warrants, options and rights issued to directors, officers and employees.

Consistency with the Purposes of the 1940 Act

As indicated earlier, the Company and its Wholly-Owned Subsidiaries are at a disadvantage in competing with other financial services companies in attracting and retaining management personnel because they cannot offer shares of the Company in the form of Restricted Stock as part of a compensation plan. The Company believes that its competitors have reserved between 10% and 20% of their outstanding voting securities for issuance under their employee incentive compensation plan. As noted above, the Company also believes that it competes directly for experienced executives and other professionals with many non-public companies. Since these companies are not required to make their employee incentive compensation plans public, the Company is not able to provide definitive numbers regarding the percentages of outstanding voting securities that these companies have reserved for issuance under their employee incentive compensation plans.

The Commission previously recognized the problem of restricting equity compensation in the context of SBICs in 1971 and granted a limited exemption from the 1940 Act’s provisions to permit SBICs to issue qualified stock options. Congress amended the 1940 Act in 1980 to permit business development companies also to issue warrants, options and rights subject to

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certain conditions and limitations. The Commission again recognized these problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the 1940 Act’s provisions to permit certain internally managed closed-end investment companies to issue incentive stock options. In 1998, the Commission issued the Baker Fentress Order and in 2005, the Commission issued the Adams Express Order, both orders permitting numerous types of equity compensation, including the issuance of Restricted Stock by a registered closed-end investment company. In 2006, 2007, 2008, 2010 and 2012, the Commission issued the MCG Order, the Hercules Order, the Kohlberg Order, the Medallion Order and the Harris & Harris Order, respectively, permitting equity compensation including the issuance of restricted stock by a business development company. In each of these instances, it was found that equity compensation would not offend the 1940 Act’s policies and purposes.

In the present case, the Company is merely requesting that it be allowed to issue Restricted Stock in substantially the same manner and subject to substantially similar restrictions under which it is currently permitted to issue warrants, options and rights to purchase under Section 61(a)(3). Section 61(a)(3)(B) of the 1940 Act permits a business development company to issue to its officers, directors and employees, pursuant to an executive compensation plan, warrants, options and rights to purchase the business development company’s voting securities, subject to certain requirements. The Company further submits that the Plan would not violate the purposes behind Sections 23(a) and (b). The concerns underlying the enactment of those provisions included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of the company’s shares; and (iii) dilution of stockholders’ equity in the investment company.

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The Plan does not raise concerns about preferential treatment of the Company’s insiders because the Plan is a bona fide compensation plan of the type common among corporations generally and that is contemplated by Section 61 of the 1940 Act and approved by the Commission in the orders given to MCG, Hercules, Kohlberg, Harris & Harris, Baker Fentress and Adams Express. The Company also asserts that the Plan would not become a means for insiders to obtain control of the Company because the maximum amount of Restricted Stock that may be issued under the Plan will be 10% of the outstanding shares of Common Stock of the Company on the effective date of the Plan plus 10% of the number of shares of the Company’s Common Stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plan, and will also be limited by Section 61.

The Company further states that the Plan will not unduly complicate the Company’s structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors. The Company notes that the Plan will be submitted to its stockholders for their approval. The Company represents that a concise, “plain English” description of the Plan, including its potential dilutive effect, will be provided in the proxy materials that will be submitted to the Company’s stockholders. The Company also states that it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Exchange Act. The Company further notes that the Plan will be disclosed to investors in accordance with the requirements of the Form N-2 registration statement for closed-end investment companies should the Company issue any additional shares of Common Stock in the future, and pursuant to the standards and guidelines adopted by the Financial Accounting

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Standards Board for operating companies. In addition, the Company will comply with the disclosure requirements for executive compensation plans applicable to operating companies under the Exchange Act.23 The Company thus concludes that the Plan will be adequately disclosed to investors and appropriately reflected in the market value of the Company’s shares. In addition, the Company states that its stockholders will be further protected by the conditions to the requested order that assure continuing oversight of the operation of the Plan by the Company’s Board.

Standards for an Order Under Rule 17d-1

Section 57(a) proscribes certain transactions between a business development company and persons related to the business development company in the manner described in Section 57(b) (“57(b) persons”), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the business development company is a joint participant absent such an order. Rule 17d-1, made applicable to business development companies by Section 57(i), proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” which includes a stock option or purchase plan. Employees and directors of a business development company are 57(b) persons. Thus, the issuance of shares of Restricted Stock could be deemed to involve a joint transaction involving a business development company and a 57(b) person in contravention of Section 57(a)(4). Rule 17d-1(b) provides that, in considering relief pursuant to the rule, the Commission will consider (i) whether

[23]

The Company will comply with the amendments to the disclosure requirements for executive and director compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers and directors to the extent adopted and applicable to business development companies. See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8765 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

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the participation of the business development company in such enterprise, arrangement, or plan is consistent with the policies and purposes of the 1940 Act, and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Consistency with the 1940 Act’s Policies and Purposes

The arguments as to why the grants of Restricted Stock pursuant to the Plan are consistent with the 1940 Act are almost identical to the standards for exemptions under Section 6(c) and have been set forth above. Additionally, Section 57(j)(1) expressly permits any director, officer or employee of a business development company to acquire warrants, options and rights to purchase voting securities of such business development company, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of Section 61(a)(3)(B). The Company submits that the grants of Restricted Stock pursuant to the Plan pose no greater risk to its stockholders than the issuances currently permitted by Section 57(j)(1).

Differences in Participation

The Company’s role is necessarily different from that of the other participants in the arrangement at issue since the other participants in the Plan are its employees and officers and the employees of its Wholly-Owned Subsidiaries. Since the Company and the Participants are in an employer/employee relationship, their respective rights and duties are different and not comparable. However, the Company’s participation with respect to the Plan will not be “less advantageous” than that of the Participants. The Company, either directly or indirectly, is responsible for the compensation of the Participants. The Plan is simply one of the Company’s chosen methods of providing such compensation. Moreover, the Plan provides the added benefit to the Company of enhancing its ability to attract and retain highly qualified personnel for both it

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and its Wholly-Owned Subsidiaries. The Plan, although benefiting the Participants and the Company in different ways, is in the interests of the Company’s stockholders because the Plan will help align the interests of the Company’s employees and officers with those of its stockholders, which will encourage conduct on the part of those employees and officers designed to produce a better return for the Company’s stockholders.

H. THE COMPANY’S CONDITIONS

The Company agrees that the order granting the requested relief will be subject to the following conditions:

1. The Plan will be authorized by the Company’s stockholders.

2. Each issuance of Restricted Stock to a Participant will be approved by the required majority, as defined in Section 57(o) of the 1940 Act, of the Company’s directors on the basis that such issuance is in the best interest of the Company and its stockholders.

3. The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights issued to the Company’s directors, officers and employees, together with any Restricted Stock issued pursuant to the Plan, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

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4. The maximum amount of shares of Restricted Stock that may be issued under the Plan will be 10% of the outstanding shares of Common Stock of the Company on the effective date of the Plan plus 10% of the number of shares of the Company’s Common Stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the Plan.

5. The Board will review the Plan at least annually. In addition, the Board will review periodically the potential impact that the issuance of Restricted Stock under the Plan could have on the Company’s earnings and net asset value per share, such review to take place prior to any decisions to grant Restricted Stock under the Plan, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Board will be authorized to take appropriate steps to ensure that the grant of Restricted Stock under the Plan would not have an effect contrary to the interests of the Company’s stockholders. This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Plan. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

I. PROCEDURAL MATTERS

Communications

Please address all communications concerning this Application and the Notice and order to:

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

(212) 328-2100

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Please address any questions, and a copy of any communications, concerning this Application, the Notice and order to:

Marisa T. Silverman

General Counsel

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

(212) 328-2100

and

James G. Silk

Partner

Willkie Farr & Gallagher LLP

1875 K Street NW

Washington, DC 20006

(202) 303-1275

Authorizations

The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit C. The filing of this Application has been specifically authorized by a resolution of the Board of Directors dated February 13, 2015. A copy of this resolution, which remains in full force and effect, is attached to this Application as Exhibit D.

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The Company has caused this Application to be duly signed on its behalf on the 11th day of December, 2015.

MEDALLION FINANCIAL CORP.

/s/ Andrew M. Murstein
Andrew M. Murstein

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J. EXHIBIT LIST

Exhibit A	Medallion Financial Corp.’s Current Organization

Exhibit B	The 2015 Employee Restricted Stock Plan

Exhibit C	Verification Required by Rule 0-2(d)

Exhibit D	Resolutions of the Board of Directors

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EXHIBIT A

MEDALLION FINANCIAL CORP.’S CURRENT ORGANIZATION

A-1

EXHIBIT B

MEDALLION FINANCIAL CORP.

2015 EMPLOYEE RESTRICTED STOCK PLAN

1.	PURPOSE

The purpose of this 2015 Employee Restricted Stock Plan (the “Plan”) is to advance the interests of Medallion Financial Corp. (the “Company”) by (i) providing long-term incentive compensation to its employees that is tied to the performance of the Shares (as defined below); (ii) encouraging employees to contribute to the Company’s long-term success through stock ownership thereby aligning the employees’ financial interests with those of the Company’s stockholders; (iii) promoting employee retention; and (iv) attracting and retaining high quality employees as necessary.

2.	DEFINITIONS

The following terms, when used in this Plan, will have the meanings and be subject to the provisions set forth below:

(A)	“1940 Act” means the Investment Company Act of 1940, as amended.

(B)	“Award Agreement” means any written agreement, contract or other instrument or document evidencing any award, which may, but need not, be executed or acknowledged by a Participant.

(C)	“Board” means the Board of Directors of the Company.

(D)	“Change in Control” means a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended, or any similar item, schedule or form, whether or not the Company is then subject to such reporting requirement.

(E)	“Commission” means the U.S. Securities and Exchange Commission.

(F)	“Committee” means the Compensation Committee of the Board.

(G)	“Company” means Medallion Financial Corp., a Delaware corporation.

(H)	“Employee” means any employee of the Company or its wholly-owned subsidiaries.

(I)	“Fair Market Value” means, with respect to stock or other property, the fair market value of such share of stock or other property determined by such methods or procedures as shall be established from time to time by the Board. Unless otherwise determined by the Board in good faith, the per share Fair Market Value of stock as of a particular date shall mean the closing price per share of stock on the national securities exchange on which the stock is principally traded, for the date on which the last of the approvals required by the 1940 Act for any particular grant, if any, has been obtained.

(J)	“Participant(s)” means either (i) any Employee; or (ii) any person who has been offered employment by the Company or its wholly-owned subsidiaries; provided that such prospective Employee may not receive any payment relating to an award until such person has commenced employment with the Company or its wholly-owned subsidiaries.

(K)	“Permitted Transferees” means the spouse or lineal descendants (including adopted children) of the Participant, any trust for the benefit of the Participant or the benefit of the spouse or lineal descendants (including adopted children) of the Participant, or the guardian or conservator of the Participant.

(L)	“Plan” means this Medallion Financial Corp. 2015 Employee Restricted Stock Plan.

(M)	“Restricted Stock” means a grant of Shares to a Participant under Section 6 of this Plan that are subject to certain restrictions and to risk of forfeiture.

(N)	“Shares” means the common stock of the Company, par value $0.01 per share.

3.	ADMINISTRATION

(A) Administration by Committee. This Plan shall be administered by the Committee, which shall be comprised solely of directors who are not interested persons of the Company within the meaning of Section 2(a)(19) of the 1940 Act.

(B) Powers of the Committee. The Committee shall have full and final authority, in each case subject to and consistent with the provisions of this Plan and subject to the approval by the required majority, as defined in Section 57(o) of the 1940 Act, of the Company’s directors of the issuance of Shares to a Participant, to (i) select eligible employees to receive awards under this Plan; (ii) grant Restricted Stock awards; (iii) determine the number of Shares, subject to, and other terms and conditions of, and all other matters relating to, awards; (iv) prescribe Award Agreements (which need not be identical for each award recipient) and rules and regulations for the administration of this Plan; (v) construe and interpret this Plan and Award Agreements granted hereunder and correct defects, supply omissions, or reconcile inconsistencies therein; and (vi) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of this Plan. Any action or decision of the Committee relating to the administration or interpretation of this Plan shall be final, conclusive and binding on all persons, including, without limitation, the Company, its wholly-owned subsidiaries, eligible employees, award recipients and each of their beneficiaries.

(C) Delegation. To the extent permitted by applicable law, the Committee may delegate to officers or employees of the Company or any of its wholly-owned subsidiaries, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions, including but not limited to administrative functions, as the Committee may determine appropriate. The Committee may appoint agents to assist it in administering this Plan.

Notwithstanding the foregoing or any other provision of this Plan to the contrary, any award granted under this Plan to any person who is subject to Section 16 of the Securities Exchange Act of 1934, as amended, shall be expressly approved by the Committee.

4.	SHARES SUBJECT TO THIS PLAN

(A) Number of Shares. Awards under this Plan shall consist of Shares. Subject to the provisions hereof concerning adjustment, the total number of Shares that may be awarded under this Plan shall not exceed 700,000 Shares.

(B) Committee Oversight. The Committee may adopt reasonable procedures to ensure appropriate counting (e.g., avoiding double counting in the case of tandem or substitute awards) and to make adjustments if the number of Shares actually delivered differs from the number of Shares previously counted in connection with an award.

(C) Undelivered Shares. To the extent that an award is canceled, forfeited, settled in cash or otherwise terminated without a delivery to the award recipient of the full number of Shares to which the award related, the undelivered Shares will again be available for grant. Shares delivered under this Plan may consist of authorized and unissued Shares or previously issued Shares reacquired by the Company on the open market or by private purchase.

5.	ELIGIBILITY

Awards under this Plan may be granted to Participants. An employee on an approved leave of absence may be considered employed by the Company or its wholly-owned subsidiaries for purposes of eligibility for participation in this Plan.

6.	AWARDS

(A) Issuance and Restrictions. All Shares granted to Participants under this Plan will be governed by an Award Agreement. The agreement documenting each award of Shares shall contain such terms and conditions as the Committee from time to time shall deem advisable, including, but not limited to, the number of Shares subject to the award, the vesting conditions and forfeiture restrictions, the lapse of which may be based on continued service to the Company or its wholly-owned subsidiaries and/or the achievement of specified performance objectives. Performance objectives may be based on specified levels of any one or more of the following business criteria: operating income, growth in operating income, capital gains, asset quality, levels of non-accrual or other challenged investments, investment charge-offs, asset growth, revenue, revenue growth, operating efficiency, division, group or corporate financial goals, total stockholder return, attainment of strategic and operational initiatives, appreciation in and/or maintenance of the price of the Shares or any other publicly-traded securities of the Company, and/or comparisons with various stock market indices. Unless otherwise determined by the Board, a Participant granted Restricted Stock shall have all of the rights of a stockholder including, without limitation, the right to vote Restricted Stock and the right to receive dividends thereon.

The Committee shall have the power to impose such other conditions or restrictions on awards as it may deem necessary or appropriate to ensure that such awards satisfy all requirements for “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code. Agreements governing awards made to different Participants or to the same Participant at different times may contain different terms, conditions and restrictions. In the case of any discrepancy between the mandatory provisions of this Plan and the terms of any Award Agreement, this Plan provisions shall control.

(B) Dividends. Unless otherwise set forth in a Participant’s Award Agreement, cash dividends and stock dividends, if any, with respect to unvested Shares of Restricted Stock shall be withheld by the Company for the Participant, and shall be subject to forfeiture to the same degree as the Shares of Restricted Stock to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld.

(C) Termination of Employment or Service. Unless otherwise provided for in a Participant’s employment agreement, upon termination of a Participant’s service with the Company or its wholly-owned subsidiaries, any then unvested Shares of Restricted Stock and any withheld dividends in respect thereof shall be forfeited; provided, that the Board may provide or may determine in any individual case, that the forfeiture conditions relating to such unvested Shares (and withheld dividends) will be waived in whole or in part in connection with a Participant’s termination or otherwise.

7.	LIMITATIONS ON AWARDS

Awards shall be subject to the following limitations:

(A) No Participant may be granted more than 200,000 Shares in any fiscal year.

(B) No Participant may be granted more than 25% of the Shares reserved for issuance under this Plan.

(C) The total number of Shares that may be outstanding pursuant to awards under all of the Company’s compensation plans shall not exceed ten percent (10%) of the total number of Shares authorized and outstanding at any time.

(D) The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights, together with any outstanding and unvested Shares of restricted stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed twenty-five percent (25%) of the outstanding voting securities of the Company, provided, however, that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights issued to the Company’s directors, officers and employees, together with any outstanding and unvested Shares of restricted stock issued pursuant to this Plan and any other compensation plan of the Company, would exceed fifteen percent (15%) of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any outstanding and unvested Shares of restricted stock issued pursuant to this Plan, at the time of issuance shall not exceed twenty percent (20%) of the outstanding voting securities.

8.	TRANSFERABILITY OF RESTRICTED STOCK

During the time any Shares are subject to vesting conditions or forfeiture restrictions, Shares shall not be transferable other than to the Permitted Transferees. The Shares acquired pursuant to this Plan shall be subject to such other restrictions and agreements regarding sale, assignment, encumbrances, or other transfer or dispositions thereof (i) as the Committee shall deem appropriate; and (ii) as required by applicable law.

9.	ADJUSTMENT FOR RECAPITALIZATION, MERGER, ETC.

Subject to any required action by the stockholders of the Company, the provisions of applicable corporate law and the approval of the required majority, as defined in Section 57(o) of the 1940 Act, of the Company’s directors, the aggregate number of Shares which may be issued pursuant to this Plan (as set forth in Section 4 hereof) and the number of Shares covered by each outstanding award shall be equitably and proportionally adjusted or substituted, as determined by the Committee, as to the number, kind of a Share or other consideration subject to such awards (i) in the event of changes in the outstanding Shares or in the capital structure of the Company by reason of stock dividends, stock splits, reverse stock splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such award; (ii) in connection with any extraordinary dividend declared and paid in respect of Shares, whether payable in the form of cash, stock or any other form of consideration; or (iii) in the event of any change in applicable laws or any change in circumstances which results in or would result in any substantial dilution or enlargement of the rights granted to, or available for, Participants in this Plan.

10.	CHANGE IN CONTROL

The Board may specify in the applicable Award Agreement at or after grant, or otherwise by resolution prior to a Change in Control, that all or a portion of the outstanding Awards shall vest, become immediately exercisable or payable and have all restrictions lifted upon a Change in Control.

11.	WITHHOLDING

As a condition to the vesting or lapse of any forfeiture restrictions of any award, the Committee may require that a Participant satisfy, through deduction or withholding from any payment of any kind otherwise due to the Participant, or through such other arrangements as are satisfactory to the Committee, the minimum amount of all federal, state and local income and other taxes of any kind required or permitted to be withheld in connection with such vesting or lapse. The Committee may not permit Shares to be used to satisfy tax withholding requirements without exemptive relief from Section 23(c) of the 1940 Act.

12.	MISCELLANEOUS PROVISIONS

(A) Board Review. The Board will review the Plan at least annually. In addition, the Board will review periodically the potential impact that issuances of awards under this Plan could have on the Company’s earnings and net asset value per Share, such review to take place prior to any decisions to grant awards under this Plan, but in no event less frequently than annually. Adequate procedures and records must be maintained to permit such review. The Board is authorized to take appropriate steps to ensure that neither the grant of nor the lapsing of the forfeiture restrictions on awards under this Plan would have an effect contrary to the interests of the Company or the Company’s stockholders. This authority includes the authority to prevent or limit the granting of additional awards under this Plan. All records maintained pursuant to this provision will be subject to examination by the Commission and its staff.

(B) No Right to Continued Employment. The granting of any award under this Plan shall not impose upon the Company any obligation to employ or continue to employ any Participant, and the right of the Company to terminate the employment of any Participant or other employee shall not be diminished or affected by reason of the fact that an award has been made under this Plan to such Participant.

(C) Expiration of Plan. Unless this Plan is terminated earlier by the Board, all awards under this Plan shall be made within ten (10) years from the date this Plan (or any amendment thereto requiring stockholder approval pursuant to the Code) is approved by the stockholders of the Company.

(D) Notice. Any notices given in writing shall be deemed given if delivered in person or by certified mail; if given to the Company addressed to its Corporate Secretary at Medallion Financial Corp., 437 Madison Avenue, 38th Floor, New York, NY 10022.

(E) Governing Law. This Plan and all actions taken by those acting under this Plan shall be governed by the substantive laws of Delaware without regard to any rules regarding conflict-of-law or choice-of-law.

(F) Fees. All costs and expenses incurred in the operation and administration of this Plan shall be borne by the Company.

(G) 1940 Act. No provision of this Plan shall contravene any portion of the 1940 Act, and in the event of any conflict between the provisions of this Plan or any award and the 1940 Act, the applicable section of the 1940 Act shall control and all awards under this Plan shall be so modified. All Participants holding such modified awards shall be notified of the changes to their awards and such change shall be binding on such Participant.

13.	AMENDMENT AND TERMINATION

The Board at any time, and from time to time, may amend this Plan; provided, however, that the Board shall not, without stockholder approval, make any amendment to this Plan that requires stockholder approval pursuant to applicable law or the applicable rules of the national securities exchange on which the Stock is principally listed.

The Board or the Committee, at any time, and from time to time, may amend the terms of any one or more awards; provided, however, that the rights under any award shall not be impaired by any such amendment unless the Participant consents in writing (it being understood that no action taken by the Board or the Committee that is expressly permitted under this Plan, including, without limitation, any actions described in Section 9 hereof, shall constitute an amendment of an award for such purpose). This Plan shall terminate when all Shares authorized for issuance pursuant to Section 4 hereunder (including any Shares that have become available for delivery on account of the expiration of any award or as otherwise provided in Section 4) have been delivered and the forfeiture restrictions on all awards have lapsed, or by action of the Board pursuant to this paragraph, whichever shall first occur.

14.	EFFECTIVE DATE OF THIS PLAN

This Plan shall become effective upon the latest to occur of (i) adoption by the Board; (ii) approval of this Plan by the stockholders of the Company; and (iii) approval of this Plan by the Commission.

EXHIBIT C

VERIFICATION REQUIRED BY RULE 0-2(d)

The undersigned states that he has duly executed the attached exemptive application dated December 11, 2015 for and on behalf of Medallion Financial Corp.; that he is President of such company; and that all action by stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

/s/ Andrew M. Murstein
Andrew M. Murstein
President

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EXHIBIT D

RESOLUTIONS ADOPTED BY THE BOARD OF DIRECTORS

APPLICATION FOR EXEMPTIVE ORDER

RESOLVED, that the amendment to the 2015 Employee Restricted Stock Plan (the “2015 Employee Plan”), substantially in the form attached hereto, be, and hereby is, approved and adopted, subject to the approval of the stockholders of the Company at the annual meeting and receipt of SEC exemptive relief; and

RESOLVED FURTHER, that in connection with the adoption of the 2015 Employee Plan, that the Company hereby reserves 700,000 shares of common stock, par value $.01 per share, of the Company for issuance as may be required from time to time in connection stock issuances pursuant to the 2015 Employee Plan; and

RESOLVED FURTHER, that the officers of the Company be, and each acting alone is, hereby authorized, empowered and directed, for and on behalf and in the name of the Company, to take such further action as may be required, such as filing an exemptive application with the Securities and Exchange Commission, in order to effectuate the 2015 Employee Plan.

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